Exhibit 99.1

2025/26

FIRST QUARTER REPORT

FISCAL AND ECONOMIC UPDATE

TABLE OF CONTENTS

2	7
Introduction	Risks to the Fiscal Forecast

3	8
Overview of Changes from Budget 2025	Summary Revenue Table

4	9
Revenue Changes from Budget 2025	Summary Expense Table

6	10
Expense Changes from Budget 2025	Economic Update

PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 1

INTRODUCTION

The First Quarter Report provides the first fiscal and economic update for Manitoba since the release of Budget 2025 for the 2025/26 fiscal year. Budget 2025, tabled on March 20, 2025 projected a deficit of $794 million for the 2025/26 fiscal year.

The 2025/26 First Quarter Report provides a forecast to the fiscal year end as of June 30, 2025. The forecast for the fiscal year 2025/26 is a net loss of $890 million, representing a decrease of $96 million from Budget 2025.

Total revenue is forecast at $25.1 billion while total expenses are forecast at $26.0 billion.

The forecast for net debt has increased by $946 million relative to the forecast net debt in Budget 2025. The change in forecast net debt was mainly due to a change in the 2025/26 opening net debt balance that was adjusted to align with remeasurement gains and losses reported in the 2024/25 Public Accounts. As a result, the net debt to gross domestic product (GDP) ratio is forecast at 37.7 per cent in 2025/26, an increase of 0.8 percentage points from the 36.9 per cent forecast in Budget 2025.

2025/26 Summary

(Millions of Dollars)	Forecast	Budget	Change

Revenue	25,089	25,056	33

Expense	25,979	25,850	129

Operating Surplus (Deficit)	(890)	(794)	(96)

Summary Net Debt	37,446	36,500	946

Net Debt to GDP	37.7%	36.9%	0.8

2 PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

OVERVIEW OF CHANGES FROM BUDGET 2025

The graph below depicts the forecasted changes in revenue and expenses and the corresponding forecasted changes to the deficit from Budget 2025 to this fiscal update. The yellow bars indicate a worsening of the deficit, and the orange bar indicates an improvement of the deficit. The net effect of these changes resulted in an increase in the forecasted deficit from $794 million to $890 million.

Changes from Budget 2025

PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 3

REVENUE CHANGES FROM BUDGET 2025

(Millions of Dollars)

Summary Budget - Revenue	25,056

Revenue Changes from Budget:

Net Changes in Taxation Revenue

Individual Income Tax	(208)

Corporation Income Tax	152

Corporations Taxes	49

Education Property Taxes	93

Other net changes in taxation revenue	11

Subtotal Taxation Revenue	97

Tuition Fees	(7)

Net Changes in Fees and Other Revenue	120

Net Changes in Federal Transfers	(105)

Net Income of Government Business Enterprises:

Manitoba Hydro	(38)

Manitoba Public Insurance	(36)

Manitoba Liquor and Lotteries Corporation	(4)

Deposit Guarantee Corporation	1

Subtotal Net Income of Government Business Enterprises	(77)

Recovery from Government Business Enterprises and Other Investment Earnings	5

Total Revenue Changes from Budget	33

Revenue Forecast	25,089

Revenue in 2025/26 is forecast at $25,089 million, an increase of $33 from the budget forecast of $25,056 million.

4 PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Major Revenue Variances

Individual Income Tax is forecast to decrease by $208 million reflecting lower 2024 gross tax assessments, slower projected labour income growth and weaker projected employment growth compared to the assumptions used in Budget 2025.

Corporation Income Tax is forecast to increase by $152 million reflecting higher 2024 tax assessments and stronger assumed business income growth compared to the assumptions used in Budget 2025.

Corporations Taxes is forecast to increase by $49 million due to stronger than expected mining tax revenue.

Education Property Taxes is forecast to increase by $93 million reflecting growth in school taxes collected by school divisions.

Fees and Other Revenue is forecast to increase by $120 million primarily due to an increase in revenue from the health sector related to an increase in Pharmacare Rebates resulting from higher volume of drug claims and higher costs of drugs and an increase in Out of Province and Third-Party Hospital and Medical recoveries as a result of higher travel volume.

Federal Transfers is forecast to decrease by $105 million primarily related to a decrease in revenue projected under the National Pharmacare agreement as a result of revisions to the scope of pharmaceutical products agreed to and negotiated under the final agreement. In addition, projected delays in Investing in Canada Infrastructure Program (ICIP) projects’ progress caused by weather conditions, supply chain issues and contractor/labour shortages has resulted in a $19 million projected decrease in the related revenue.

Net Income of Government Business Enterprises (GBEs) is forecast to decrease by $77 million, primarily due to a negative variance of $38 million for Manitoba Hydro. Manitoba Hydro’s First Quarter Report reflects the first three months of actual results, which are reflected in the Government of Manitoba’s First Quarter Report. While the projected final year-end financial results are still subject to significant variability, associated with weather impacts, energy markets, and other external factors, Manitoba Hydro anticipates being in a net loss position for the 2025/26 fiscal year. The Government of Manitoba has retained its $200 million revenue contingency as of the First Quarter Report, subject to actuals being realized by Manitoba Hydro. Manitoba Public Insurance is also currently projecting a $36 million decrease in net income compared to budget mainly due to increases in incurred claims and lower investment income.

PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 5

EXPENSE CHANGES FROM BUDGET 2025

(Millions of Dollars)

Summary Budget - Expense	25,850

Expense Changes from Budget:

Emergency Expenditures	129

Total Expense Changes from Budget	129

Expense Forecast	25,979

Expenses in 2025/26 are forecast at $25,979 million, an increase of $129 million from the budget forecast of $25,850 million.

Major Expense Variances

Emergency Expenditures is forecasting a $129 million over expenditure compared to budget driven entirely by the wildfire response. A total of $179 million has been expended as of the latest update to the First Quarter Report to year-end. While expenses related to wildfires may increase in future reports, Manitoba expects to report a recovery from the Government of Canada in the second or third quarter, under the Disaster Financial Assistance Arrangements program (DFAA). This future incremental revenue from Canada will help to significantly offset the emergency expenditures related to the wildfire response, as projected to year-end.

6 PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

RISKS TO THE FISCAL FORECAST

Revenue

Nominal Gross Domestic Product (GDP) measures the total value of goods and services produced in an economy without adjusting for inflation and serves as an important indicator for projected tax revenues. Changes in nominal GDP can have a significant influence on total revenue. This year, the ongoing threat of tariff changes is creating even more economic uncertainty than usual.

Approximately 50 per cent of Manitoba’s revenue is derived from taxation revenue which is susceptible to fluctuation based on the underlying levels of economic activity. Conversely, federal transfers constitute around 35 per cent of total revenue and are governed by fixed funding arrangements that remain mostly unchanged throughout the year.

Another source of fluctuation in the revenue forecast is the net income of Government Business Enterprises, notably from Manitoba Hydro whose financial results can change significantly due to factors beyond management’s control including water levels and prices in the energy markets.

Revenue Contingency

To mitigate the risks of a revenue downturn, a $200 million revenue contingency was included in Budget 2025. This contingency has been maintained in this forecast to mitigate the risk of future revenue decreases, noting that Manitoba Hydro is anticipating being in a net loss position for the 2025/26 fiscal year.

Expense

The expense forecast contained in the budget was based on department and service delivery organization plans. Major risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors, costs associated with responding to wildfires or other natural disasters and supply cost increases and inflationary pressures.

As a result of these uncertainties, the actual operating result may differ from the current forecast.

Expense Contingency

To mitigate some of the risks of expense increases, Budget 2025 included an Enabling Appropriation called Internal Service Adjustments, Contingencies and Limited-Term Funding of $556 million. Contingencies funded from this appropriation include developments that could be anticipated but not with enough certainty to make a reasonable estimate of the costs, or where final costs were dependent on a pending decision by government.

PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 7

SUMMARY REVENUE

(Millions of Dollars)	Forecast	Budget	Change

Income Taxes

Individual Income Tax	4,754	4,962	(208)

Corporation Income Tax	1,224	1,072	152

Subtotal: Income Taxes	5,978	6,034	(56)

Retail Sales Tax	2,926	2,932	(6)

Education Property Taxes	1,039	946	93

Other Taxes

Corporations Taxes	323	274	49

Fuel Taxes	302	297	5

Land Transfer Tax	150	150	-

Levy for Health and Education	466	462	4

Tobacco Tax	96	98	(2)

Other Taxes	28	18	10

Subtotal: Other Taxes	1,365	1,299	66

Tuition Fees	496	503	(7)

Fees and Other Revenue

Fines and Costs and Other Legal	73	63	10

Minerals and Petroleum	23	25	(2)

Automobile and Motor Carrier Licences and Fees	180	180	-

Parks: Forestry and Other Conservation	45	45	-

Water Power Rentals	62	62	-

Service Fees and Other Miscellaneous Charges	2,081	1,969	112

Subtotal: Fees and Other Revenue	2,464	2,344	120

Federal Transfers

Equalization	4,689	4,689	-

Canada Health Transfer	1,974	1,974	-

Canada Social Transfer	629	629	-

Shared Cost and Other Transfers	1,533	1,638	(105)

Subtotal: Federal Transfers	8,825	8,930	(105)

Net Income of Government Business Enterprises	929	1,006	(77)

Recovery from Government Business Enterprises and Other Investment Earnings	1,267	1,262	5

Contingency	(200)	(200)	-

Total Summary Revenue	25,089	25,056	33

8 PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

SUMMARY EXPENSE

(Millions of Dollars)	Forecast	Budget	Change

Legislative Assembly	65	65	-

Executive Council	4	4	-

Advanced Education and Training	2,028	2,028	-

Agriculture	550	550	-

Business, Mining, Trade and Job Creation	184	184	-

Education and Early Childhood Learning	4,143	4,143	-

Environment and Climate Change	210	210	-

Families	2,140	2,140	-

Finance	82	82	-

Health, Seniors and Long-Term Care	9,383	9,383	-

Housing, Addictions and Homelessness	854	854	-

Innovation and New Technology	193	193	-

Justice	903	903	-

Labour and Immigration	40	40	-

Municipal and Northern Relations	767	767	-

Natural Resources and Indigenous Futures	148	148	-

Public Service Commission	32	32	-

Public Service Delivery	237	237	-

Sport, Culture, Heritage and Tourism	106	106	-

Transportation and Infrastructure	592	592	-

Enabling Appropriations	596	596	-

Emergency Expenditures	179	50	129

Tax Credits	206	206	-

Debt Servicing	2,337	2,337	-

Total Summary Expense	25,979	25,850	129

PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 9

ECONOMIC UPDATE

Manitoba Economic Outlook at a Glance

	Budget 25	Update	Budget 25	Update

	2025F	2025F	2026F	2026F

Gross Domestic Product Growth

Real	1.7	1.2	1.7	1.3

Nominal	3.6	3.7	3.4	3.3

Consumer Price Index	2.0	2.4	1.9	1.9

Employment	1.7	1.3	1.2	0.7

Unemployment Rate (%)	5.8	5.9	5.5	5.8

Population	1.3	1.2	1.2	0.3

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

The 2025/26 First Quarter Economic Update expects real gross domestic product (GDP) to expand by 1.2 per cent in 2025 – down from the forecasted 1.7 per cent at the time of Budget 2025. Real GDP growth is expected to edge up in 2026 to 1.3 per cent, down from the 1.7 per cent forecasted at Budget. The downward revision in growth from Budget 2025 is primarily due to the uncertainty stemming from current trade tensions, and economic disruptions stemming from the wildfires.

Overall, Manitoba’s economy has proven resilient. Budget 2025 included a downside tariff scenario, which forecasted a recessionary environment with a reduction in GDP by as much as 3.8 per cent.

Nominal GDP growth, which acts as a proxy for tax revenue growth, is expected to increase by 3.7 per cent in 2025, and slow to 3.3 per cent in 2026, compared to 3.6 per cent and 3.4 per cent at Budget, respectively.

The changing global trade environment, triggered by tariffs imposed by the United States (U.S.), has introduced considerable uncertainty in the economy. The Bank of Canada (BoC) began its cutting cycle with its June 2024 rate announcement, lowering its policy rate from 5.00 to 2.50 by September 17, 2025.

10 PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Uncertainty surrounding U.S. tariffs has dampened business investment and introduced downside risks to Manitoba’s growth trajectory. In addition to U.S. tariffs, ongoing conflicts in Russia and Ukraine, as well as in the Middle East, lingering supply chain disruptions, and climate risks are other downside risk factors that could potentially decelerate expected economic growth.

In 2025, Manitoba also faced its worst wildfire season on record, which posed significant economic challenges, including labour force displacement resulting from evacuation orders, industry disruption through business closures and capital losses, and damage to infrastructure and primary resources.

Manitoba Economic Indicators

While several economic indicators in 2025 are trending upward, and Manitoba’s diversified economy has shown resilience in the face of U.S. tariffs, the outlook remains uncertain. On September 17, 2025, the Bank of Canada chose to reduce the policy rate to 2.50, after three consecutive holds, while they waited to gauge the impact of these tariffs. Exports to the U.S. and China have declined, resulting in a 4.9 per cent reduction in total exports. At the same time, imports have increased by 9.5 per cent. Year-to-date manufacturing sales have edged down, compared to the same period last year, potentially reflecting tariff pressures. Despite this, retail sales and housing starts continue to grow. However, so far in 2025, building permits have declined compared to the same period last year, suggesting some softening in future construction activity despite recent momentum.

For up-to-date economic and financial information, please visit the Manitoba Finance Economic Dashboard.

Manitoba Economic Indicators, Year-to-date Growth, 2025

PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 11

Labour Market

Despite the uncertain global economic climate, the diversity of Manitoba’s economy continues to support resiliency and stability in its labour market. Employment in Manitoba increased by 2.5 per cent in 2024, following the trend of strong but moderating growth post-pandemic. Year-to-date employment growth is at 1.9 per cent in August, compared to the same period last year.

The number of full-time jobs has increased by 2.9 per cent so far in 2025, while part-time jobs have fallen by 2.5 per cent. The strength in employment growth contributed to Manitoba maintaining the second lowest unemployment rate in Canada, at 5.8 per cent on a year-to-date average basis, behind Saskatchewan and tied with Quebec. Manitoba’s annual average weekly earnings of employees increased by 4.5 per cent in 2023, followed by a growth of 3.6 per cent in 2024. As of June 2025, year-to-date average weekly earnings are up by 2.1 per cent.

Inflation

In 2024, Manitoba’s average inflation rate was 1.1 per cent, lowest among the provinces. Manitoba’s year-over-year inflation rate sits at 2.0 per cent as of August 2025, up 0.1 percentage points from July, the third highest inflation rate among the provinces. This relatively higher inflation level results from a smaller year-over-year decline in gas prices relative to other provinces. The year-to-date inflation rate in Manitoba sits at 2.4 per cent.

While consumer inflation is within the Bank of Canada’s target interest range of one to three per cent as of August 2025, one of the eight consumer spending categories – Shelter – continues to grow at a pace above three per cent.

International Trade

Since the U.S. accounts for 70 per cent of Manitoba’s exports (as of July 2025), recent tariffs are expected to significantly affect provincial trade. Manitoba’s trade performance so far (January to July) in 2025 shows exports at $11.5 billion, down 4.9 per cent year-to-date, while imports rose 9.5 per cent to $20.2 billion over the same period.

Steep export declines to the U.S. (-8.6 per cent) and China (-31.8 per cent) were partially offset by strong gains to Mexico (+17.4 per cent) and Japan (+26.2 per cent), both emerging as key markets. As of July 2025, Japan has overtaken China as Manitoba’s second largest export destination and Mexico has overtaken China as the province’s second largest import trading partner.

Export growth was led by motor vehicles and electronics, while consumer goods lagged. On the import side, the U.S., Mexico, and Japan drove gains, particularly in chemical, plastic and rubber products as well as aircraft and other transportation equipment. Imports of energy and industrial equipment contracted.

12 PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Population

Manitoba population growth is slowing, compared to the strong growth seen in the last two years. As of April 1, 2025, Manitoba’s population was 1,507,330, the fifth largest in Canada, representing 3.6 per cent of the national total. This reflects an increase of 21,375 people (1.44 per cent) from the previous year. While interprovincial migration has generally weighed negatively on growth, Manitoba posted a small net inflow of 106 people in the first quarter of 2025, reducing the 2024/25 annual net outflow.

In the 12 months ending March 31, 2025, Manitoba welcomed 24,404 immigrants—up 12.2 per cent from the prior year. However, Q1 2025 arrivals (5,385) were 5.3 per cent lower than a year earlier, compared to a 14.4 per cent national decline (104,256 immigrants). As of April 1, non-permanent residents made up 5.48 per cent of Manitoba’s population, down from 5.65 per cent a year earlier, with a net decline of 1,291 people (-1.5 per cent), largely due to an 11.4 per cent drop in study permit holders. Other international migration, which includes non-permanent residents and refugees, has reduced significantly from 2023/24.

Federal policy changes are expected to further shape Manitoba’s population trends. Immigration, Refugees and Citizenship Canada (IRCC) is reducing temporary resident inflows by capping study and work permits, aiming to lower their share of the population to 5 per cent by 2027. Permanent resident targets are also set to decline, from 395,000 in 2025 to 365,000 in 2027, with updated 2026–2028 levels to be announced in fall 2025. These shifts, which are driven by both immigration and non-permanent resident dynamics, are expected to slow population growth, easing demand for goods and services and putting downward pressure on economic activity.

12-Month Population Growth Components, April 1 to March 31, Manitoba

PROVINCE OF MANITOBA 2025/26 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE 13